
03020855

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Merit Medical Systems, Inc.	0000 856982
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

FOR 5/22/03

Proxy Statement (Year Ended December 31, 2002)	0-18592
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Brian G. Lloyd
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, the City of _______________, State of ___________, on ___________ ___ ,19___.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

____
(Registrant)

By: _______________________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on May 28, 2003, that the information set forth in this statement is true and complete.

By: [signature]
(Name)

Counsel
(Title)

SaltLake-202755.1 0052111-00002



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Meeting Date: May 22, 2003

MERIT MEDICAL SYSTEMS, INC.


SEC MAIL PROCESSING
JUN 0 2 2003



MERITMEDICAL®

You are cordially invited to attend the Annual Meeting of Shareholders of Merit Medical Systems, Inc. (the "Company"), which will be held on Thursday, May 22, 2003, at 3:00 p.m., at the Company's corporate offices at 1600 West Merit Parkway, South Jordan, Utah (the "Annual Meeting"), for the following purposes:

(1) To elect two directors of the Company, each to serve for a term of three years or until his successor has been duly elected and qualified;

(2) To consider and vote upon an amendment to the Articles of Incorporation of the Company increasing the number of authorized shares of Common Stock of the Company from 20 million shares to 50 million shares;

(3) To consider and vote upon a proposed amendment to the Merit Medical Systems, Inc. 1999 Omnibus Stock Incentive Plan to increase the number of shares of Common Stock of the Company available for the grant of awards under such plan from 2,500,000 shares to 4,500,000 shares;

(4) To consider and vote upon a proposal to ratify the appointment of Deloitte & Touche as independent auditor of the Company for the fiscal year ending December 31, 2003; and

(5) To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on April 18, 2003 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors,

Kent Stanger

KENT W. STANGER, C.P.A.
Chief Financial Officer, Secretary and Treasurer

April 25, 2003

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, to assure that your shares will be represented, please complete, date, sign and return the enclosed proxy without delay in the enclosed envelope, which requires no additional postage if mailed in the United States. Your proxy will not be used if you are present at the Annual Meeting and desire to vote your shares personally.

MERIT MEDICAL SYSTEMS, INC.

1600 West Merit Parkway, South Jordan, Utah 84095

PROXY STATEMENT

Annual Meeting of Shareholders
May 22, 2003

SOLICITATION OF PROXIES

This Proxy Statement is being furnished to the shareholders of Merit Medical Systems, Inc., a Utah corporation (the "Company"), in connection with the solicitation by the Board of Directors of the Company of proxies from holders of outstanding shares of the Company's common stock, no par value (the "Common Stock"), for use at the Annual Meeting of Shareholders of the Company to be held on Thursday, May 22, 2003, at 3:00 p.m., at the Company's corporate offices at 1600 West Merit Parkway, South Jordan, Utah, and at any adjournment or postponement thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting of Shareholders and the accompanying form of proxy are first being mailed to shareholders of the Company on or about April 25, 2003.

The Company will bear all costs and expenses relating to the solicitation of proxies, including the costs of preparing, printing and mailing to shareholders this Proxy Statement and accompanying materials. In addition to the solicitation of proxies by use of the mail, the directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies personally or by telephone, electronic mail or facsimile. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of the shares of Common Stock held by such persons, and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

VOTING

The Board of Directors has fixed the close of business on April 18, 2003 as the Record Date for determination of shareholders entitled to receive notice of and to vote at the Annual Meeting (the "Record Date"). As of the Record Date, there were issued and outstanding 14,152,794 shares of Common Stock. The holders of record of the shares of Common Stock on the Record Date entitled to be voted at the Annual Meeting are entitled to cast one vote per share on each matter submitted to a vote at the Annual Meeting.

Proxies

Shares of the Common Stock which are entitled to be voted at the Annual Meeting and which are represented by properly executed proxies will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR the election of each of the two director nominees for their respective terms; FOR the amendment of the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock; FOR the amendment to the Merit Medical Systems, Inc. 1999 Omnibus Stock Incentive Plan (the "Incentive Plan") increasing the number of shares of Common Stock available for awards under such plan; FOR the ratification of the appointment of Deloitte & Touche LLP to be the Company's independent auditor for the fiscal year ending December 31, 2003; and in the discretion of the proxy holder as to any other matters which may properly come before the Annual Meeting. A shareholder who has executed and returned a proxy may revoke it at any time prior to its exercise at the Annual Meeting by executing and returning a proxy bearing a later date, by filing with the Secretary of the Company, at the address set forth above, a written notice of revocation bearing a later date than the proxy being revoked, or by voting the Common Stock covered thereby in person at the Annual Meeting.

Vote Required

A majority of the issued and outstanding shares of Common Stock entitled to vote, represented in person or by proxy, is required for a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted as "represented" for the purpose of determining the presence or absence of a quorum.

Under Utah law, in connection with the election of directors, the two nominees receiving the highest number of votes will be elected. In order to approve each of the proposals in respect of the proposed amendment to the Incentive Plan increasing the number of shares of Common Stock available for awards granted under such plan and the appointment of independent auditors, votes cast in favor of such proposal must exceed the votes cast against. Abstentions and broker non-votes will not have the effect of being considered as votes cast with respect to such matters. In order to approve the proposed amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 20 million shares to 50 million shares, a majority of the outstanding shares of Common Stock must be voted in favor of such amendment. Accordingly, abstentions and broker non-votes will have the effect of being considered as votes cast against such proposal.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

At the Annual Meeting, two directors of the Company are to be elected to serve for a term of three years or until their successors shall be duly elected and qualified. Each of the nominees for director, identified below, is currently a director of the Company. If either of the nominees should be unavailable to serve, which is not now anticipated, the proxies solicited hereby will be voted for such other persons as shall be designated by the present Board of Directors. The two nominees receiving the highest number of votes at the Annual Meeting will be elected.

Nominees for Election as Directors

Certain information with respect to each director nominee is set forth below.

Fred P. Lampropoulos, 53, has been Chairman of the Board, Chief Executive Officer and President of the Company since its formation in July 1987. From 1983 to June 1987, Mr. Lampropoulos was Chairman of the Board and President of Utah Medical Products, Inc. ("Utah Medical"), a medical device company. Mr. Lampropoulos is nominated to serve a three-year term.

Kent W. Stanger, C.P.A., 48, has been Chief Financial Officer, Secretary, Treasurer and a director of the Company since 1987. Prior to joining the Company, Mr. Stanger was the controller for Utah Medical from 1985 to August 1987. Prior to 1985, he was the corporate controller for Laser Corporation, American Laser and Modulaire Industries, Inc. Mr. Stanger is a certified public accountant. Mr. Stanger is nominated to serve a three-year term.

The Board of Directors recommends that shareholders vote FOR each of the foregoing nominees.

Directors Whose Terms of Office Continue

Rex C. Bean, 72, has been a director of the Company since 1988. Mr. Bean retired from the U.S. Air Force in 1987 and is principally engaged in the management of private investments. Mr. Bean's term as a director expires in 2005.

Richard W. Edelman, 62, has been a director of the Company since 1988. He is the managing director and Dallas branch manager of Sanders Morris Harris, a stock brokerage firm. From 1998 to 2000, he was a Senior Vice President of Southwest Securities, Inc., a stock brokerage firm located in Dallas, Texas. From 1996 to 1998, he was Managing Director of Rodman & Renshaw, Inc., a stock brokerage firm. From 1987 to 1996, he was employed by Southwest Securities, Inc., as Senior Vice President. Prior to joining Southwest Securities, Inc., in 1987, Mr. Edelman was a securities analyst and Vice President for Schneider, Bernet and Hickman, a Dallas, Texas securities firm. Mr. Edelman obtained an MBA degree from Columbia University, New York City, in 1966. Mr. Edelman's term as a director expires in 2005.

James J. Ellis, 69, has been a director of the Company since November, 1995. He has been Managing Partner of Ellis/Rosier Financial Services since 1992. Mr. Ellis served as General Manager of MONY Financial Services, Dallas, Texas, from 1979 until his retirement in 1992. He also serves as a director of Jack Henry & Associates, a publicly traded company engaged in the sale and service of software for the banking industry. Mr. Ellis' term as a director expires in 2004.

Michael E. Stillabower, M.D., 59, has been a director of the Company since March 1996. Dr. Stillabower has been a physician in private practice in Wilmington, Delaware, since 1980. He is President of Cardiology Consultants, P.A. in Wilmington Delaware. In 1999, Dr. Stillabower was appointed Director, Cardiovascular Research, Christiana Hospital. From 1988 to 1999, he was Chief of Cardiology at the Medical Center of Delaware, where he had held a number of appointments including Director, Coronary Care Unit, from 1984 to 1988. In May 1995, he was appointed Clinical Associate Professor of Medicine, Jefferson Medical College in Philadelphia, Pennsylvania, where he obtained his M.D. degree in 1976. He is an Elected Fellow of the American College of Cardiology and a member of other professional associations and is actively engaged in cardiology research, instruction and publication of related papers and abstracts. Dr. Stillabower's term as a director expires in 2004.

Committees, Meetings and Reports

The Board of Directors has a standing Audit Committee and an Executive Compensation Committee. The members of the Audit Committee are Rex C. Bean (Chairman), James J. Ellis and Richard W. Edelman. The members of the Executive Compensation Committee are James J. Ellis (Chairman), Rex C. Bean and Richard W. Edelman. The Company has no nominating committee.

The Executive Compensation Committee met five times during the 2002 year. The Executive Compensation Committee has oversight responsibility for all executive compensation and benefit programs of the Company. The Executive Compensation Committee reviews and approves all executive compensation and benefit plans.

The Audit Committee met three times during the 2002 year to review the Company's accounting practices and procedures, discuss the Company's accounting practices and procedures with the Company's management and independent public accountants and to review the quarterly and annual financial statements of the Company.

During the fiscal year ended December 31, 2002, there were 11 meetings held by the Board of Directors. No Director attended fewer than 75 percent of the total number of meetings of the Board of Directors and of any committee on which he served.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors to file with the Securities and Exchange Commission (the "Commission") initial reports of ownership and reports of changes in ownership of the Common Stock and other securities which are derivative of the Common Stock. Executive officers and directors are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers and directors, the Company believes that all Section 16(a) reports required to be filed by the Company's officers and directors were properly filed.

Director Compensation

Directors who are not employees of the Company receive an annual retainer of $12,500 and a director's fee of $1,200 per meeting attended in person and $400 for telephonic Board of Directors meetings. All directors also are reimbursed by the Company for their out-of-pocket travel and related expenses incurred in attending all Board of Directors and committee meetings.

EXECUTIVE OFFICERS

In addition to Messrs. Lampropoulos and Stanger, whose biographies are included previously in this Proxy Statement as directors of the Company, certain information is furnished with respect to the following executive officers of the Company:

B. Leigh Weintraub, 53, was appointed Chief Operating Officer in February 1997, from her previous position as Vice President of Operations where she served since April 1995. She was Director and Vice President of Regulatory Affairs and Quality Assurance of the Company from August 1993 to 1995. From 1992 to August 1993, she was Director of Regulatory Affairs and Clinical Programs for Endomedix, a medical device company based in Irvine, California. From 1988 to 1992, Ms. Weintraub was employed by Baxter Healthcare Corporation as manager of quality strategies and quality engineering and as project engineer, quality engineering. Ms. Weintraub completed an executive MBA program at Pepperdine University in April 1993.

Brian L. Ferrand, 48, has been Vice President of Sales of the Company since June 1993. He was Director of Sales of the Company from May 1992 to May 1993, and was National Sales Manager of the Company from December 1991 to April 1992. From 1987 to December 1991, Mr. Ferrand was employed by Medical Marketing Associates and held positions as medical products sales representative, sales manager, and vice president of marketing and sales.

Compensation of Executive Officers

The compensation of Fred P. Lampropoulos, the Company's Chief Executive Officer, and the Company's other four most highly compensated officers who were paid at least $100,000 (the "Named Officers") during the fiscal year ended December 31, 2002, is shown on the following pages in three tables and discussed in a report from the Executive Compensation Committee of the Board of Directors.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation Awards	
Name and Position	Fiscal Year	Salary	Accrued Bonus	Options SARs (#)	All Other Compensation
Fred P. Lampropoulos	2002	$ 305,000	$266,400	10,000	17,059[1][2]
Chairman of the Board,	2001	305,000	180,000	128,125[3][4]	33,021[1][2]
Chief Executive Officer and President	2000	305,000	25,450	74,219[3]	22,843[1][2]
Brian L. Ferrand	2002	250,000	148,000	10,000	18,039[1]
Vice President of Sales	2001	250,000	100,000	42,188[3][4]	13,584[1][2]
	2000	200,000	40,377	23,438[3]	15,522[1][2]
Bryan R. Lampropoulos	2002		329,318[5]	0	18,635[1][2][8]
Vice President OEM &	2001		306,469[6]	34,750[3][4]	11,981[1][2]
International Sales & Marketing	2000	54,000	198,385[7]	15,625	2,720[2]
Kent W. Stanger, C.P.A.	2002	200,000	91,020	10,000	5,115[2]
Chief Financial Officer,	2001	200,000	61,500	71,875[3][4]	4,047[2]
Secretary, Treasurer and Director	2000	200,000	10,000	42,969[3]	12,361[1][2]
B. Leigh Weintraub	2002	200,000	76,220	0	9,037[1][2]
Chief Operating Officer	2001	200,000	51,500	56,250[3][4]	3,955[2]
	2000	200,000	18,667	31,250[3]	2,700[1][2]

(1) Includes vacation paid with cash in lieu of benefit.

(2) Amounts shown reflect contributions made by the Company for the benefit of the Named Officers under the formula plan provision of the Company's 401(k) Profit Sharing Plan.

(3) All options amounts to reflect two 5-for-4 stock splits effective August 28, 2001 and April 12, 2002.

(4) 2001 options include the grant for 2002 granted on December 8, 2001.

(5) Bonus amount for 2002 is made up of $299,718 in commission and $29,600 in bonus.

(6) Bonus amount in 2001 is made up of $286,469 in commission and $20,000 in bonus.

(7) Bonus amount in 2000 is made up of $193,385 in commission and $5,000 in bonus.

(8) Including income from the Company's Non-Qualified Employee Stock Purchase Plan.

Option Grants in Last Fiscal Year

The following table sets forth individual grants of stock options made to the Named Officers during the fiscal year ended December 31, 2002. As of December 31, 2002, the Company had not granted any stock appreciation rights. The exercise price of all options granted during the year ended December 31, 2002 was not less than the market price of the Common Stock as of the date of grant.

Name Granted	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price (1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5%	10%
Fred P. Lampropoulos	10,000	12.5%	16.99	05/23/12	$106,849	270,777
Brian L. Ferrand	10,000	12.5%	16.99	05/23/12	$106,849	270,777
Bryan R. Lampropoulos	0	0	0	-	0	0
Kent W. Stanger, C.P.A.	10,000	12.5%	16.99	05/23/12	$106,849	270,777
B. Leigh Weintraub	0	0	0	-	0	0

(1) Subject to a five-year vesting period, with 20% of the grant vesting on each anniversary of the grant date.

Aggregate Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth the number of shares of Common Stock acquired during the fiscal year ended December 31, 2002 upon the exercise of stock options, the value realized upon such exercise, the number of unexercised stock options held on December 31, 2002 and the aggregate value of such options held by the Named Officers:

Name	Number of Shares Acquired on Exercise (1)	Value Realized on Exercise	Number of Unexercised Options at December 31, 2001 (1)		Value of Unexercised In-the-Money Options at December 31, 2001 (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Fred P. Lampropoulos	74,219	$1,151,488	265,313	115,007	$4,106,441	$1,471,180
Brian L. Ferrand	23,437	332,254	8,437	42,189	100,087	404,329
Bryan R. Lampropoulos	13,125	157,731	6,250	27,500	124,500	326,380
Kent W. Stanger, C.P.A.	27,344	447,538	118,516	47,345	1,749,934	596,080
B. Leigh Weintraub	19,625	295,341	14,830	47,345	191,599	596,080

(1) All option amounts and prices have been adjusted to reflect two 5-for-4 stock splits effective August 28, 2001 and April 12, 2002.

(2) Reflects the difference between the exercise price of the options granted and the value of the Common Stock on December 31, 2002. The closing sale price of the Common Stock on December 31, 2002 as reported by NASDAQ was $19.92 per share.

Change of Control Employment Agreements

The Board of Directors of the Company has approved Change of Control Employment Agreements (the "Employment Agreements") for each of the Named Officers. These Employment Agreements provide certain benefits in the event of a change of control of the Company, as well as payments and benefits in the event of termination of employment under certain circumstances.

The Employment Agreements provide for the continued employment of the Named Officers for two years following a change of control (three years in the case of Mr. Fred P. Lampropoulos) (the "Employment Period") in essentially the position held prior to the change of control and at an annual base salary and average annual bonus based on the salary paid during the last fiscal year and the average of the bonuses paid during the three fiscal years prior to the change of control. In addition, during the Employment Period, the Named Officers are entitled to participate in all retirement plans, benefit plans and other employee benefits in effect prior to the change of control or, if more favorable, in those benefit programs provided to employees after the change of control.

Upon termination of employment by the Company following a change of control, other than for death, disability or cause, or if the Named Officer terminates employment for good reason, the Named Officer is entitled to receive the sum of (i) his or her base salary and bonus through the date of termination (ii) any accrued or deferred compensation or benefits, (iii) an amount equal to the Named Officer's annual base salary and average annual bonus multiplied by the number of whole or fractional years remaining in the Employment Period, and (iv) continued coverage during the remainder of the Employment Period under the Company's benefit plans, programs, practices or policies. The Employment Agreements provide that the Named Officers may voluntarily terminate employment during a 30-day window period following the first 12 months of the Employment Period and that such a termination will be deemed for good reason. If termination of the employment of a Named Officer occurs which is not related to a change of control and is for other than death, disability or cause, the Named Officer is entitled to receive the sum of (i) and (ii) above, plus a sum equal to his or her annual base compensation and average bonus (based on the base salary paid during the last fiscal year and bonuses paid during the last three fiscal years).

If termination of employment of a Named Officer occurs by reason of death or disability, he or she shall be entitled to payment of base salary and bonus through the date of termination, any deferred or accrued benefits, and such other death or disability benefits equal to the most favorable benefits provided by the Company to other employees and their families. If the Named Officer is terminated for cause during the Employment Period, the Company shall be obligated to pay to the Named Officer his or her annual base salary through the date of termination, the amount of any compensation previously deferred, and any other benefits due through the date of termination, in each case to the extent not previously paid.

(This space intentionally left blank)

Report of the Executive Compensation Committee

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, that incorporates by reference, in whole or in part, subsequent filings including, without limitation, this Proxy Statement, the following Report of the Executive Compensation Committee, the Report of the Audit Committee and the Performance Graph set forth on page 12 hereof shall not be deemed to be incorporated by reference into any such filings.

General. The Company's executive compensation program is administered by the Executive Compensation Committee, which is responsible for establishing the policies and amounts of compensation for the Company's executive officers. The Executive Compensation Committee, composed of three independent directors, has oversight responsibility for executive compensation and the executive benefit programs of the Company.

Executive Compensation Principles. The Company's executive compensation program is designed to align executive compensation with the values, objectives and performance of the Company. The executive compensation program is designed to achieve the following objectives:

- Attract and retain highly qualified individuals who are capable of making significant contributions to the long-term success of the Company;
- Reward executive officers for long-term strategic management and the enhancement of shareholder value; and
- Promote a performance-oriented environment that encourages Company and individual achievement.

Executive Compensation Program. The Company's executive compensation program consists of both cash and equity-based compensation. The components of the Company's executive compensation program and the policies which govern their implementation are outlined briefly below.

Cash Compensation. The Company's cash compensation policy is designed to provide competitive levels of compensation to attract and retain qualified individuals and to reward individual initiative and achievement. The Company's existing executive compensation program is a base compensation plan with a bonus compensation element.

The salary for Fred P. Lampropoulos, President and Chief Executive Officer, is based generally upon comparisons with levels of compensation paid to Chief Executive Officers of other comparably sized medical device manufacturers. The overall performance of the Company and the Company's progress toward achieving specific objectives are also important factors in setting compensation for Mr. Lampropoulos.

Cash compensation for executive officers other than the Chief Executive Officer is based generally upon comparisons with comparably sized medical device manufacturers and is targeted at the mid-range of the salary levels of those manufacturers. Compensation of executive officers is based, in part, upon their respective responsibilities as compared to similar positions in comparable companies. The Executive Compensation Committee also considers individual merit and the Company's performance. It is the practice of the Committee to solicit and review recommendations of the Chief Executive Officer when determining salary levels for executive officers other than the Chief Executive Officer.

The Executive Compensation Committee created an annual incentive bonus program for the Chief Executive Officer. In 2002, Mr. Lampropoulos qualified for 98% of the maximum bonus when he achieved or exceeded 100% of the goals in each of the eight categories: total revenues; new product revenues; gross margin; net income; inventory turns; cost savings projects; obsolescence reduction; and stock price compared to the Russell 2000 Stock Index. In order to increase profitability and maximize shareholder value, the Executive Compensation Committee reduced the number of categories in 2003 to: revenue growth; earnings per share; and the total completion of 3 major projects. For 2003, Mr. Lampropoulos will be entitled to receive base incentive compensation of $150,000, if the Company achieves 100% of these goals. If 100% of a particular category is not achieved, no portion of the base incentive compensation will be paid for that category. The total cap on incentive compensation which Mr. Lampropoulos will be eligible to receive for the 2003 fiscal year is $180,000, provided that Mr. Lampropoulos achieves 120% or better of all goal targets for each of the three categories. In addition, the Board of Directors may in its discretion declare and pay to the Chief Executive Officer additional bonus amounts in recognition of exceptional performance.

Equity-Based Compensation. Based Compensation. The Company has adopted various stock-based compensation plans that are designed to promote and advance the interest of the Company and its shareholders by strengthening the mutuality of interests between the executive officers of the Company and the Company's shareholders. Since executive incentive compensation is based on shares of Common Stock, the value of those awards to executive officers increases as the value of the Common Stock increases. During the 2002 fiscal year, discretionary option grants were made to the Vice President of Sales.

Benefits. The Company's policy is to provide an attractive benefit package to all employees. Executive officers of the Company are generally eligible to participate, on the terms and conditions applicable to all eligible employees of the Company, in the Merit Medical Systems 401(k) Profit Sharing Plan, a contributory savings and profit sharing plan for all Company employees over the age of 18. Certain executive officers may elect to defer certain awards or compensation under the Company's employee benefit plans.

EXECUTIVE COMPENSATION COMMITTEE

James J. Ellis, Chairman
Richard W. Edelman
Rex C. Bean

Report of the Audit Committee

The Audit Committee met three times during the 2002 year, to review the Company's accounting practices and procedures, discuss the Company's accounting practices and procedures with the Company's management and independent public accountants and to review the quarterly and annual financial statements of the Company, and all members attended. Additionally, the Audit Committee or Rex Bean, its chairman, met with the Company's independent auditors and management to review the financial information included in each Quarterly Report on Form 10-Q of the Company prior to filing with the Commission. The functions of the Audit Committee are: (i) to review and approve the selection of, and all services performed by, the Company's independent auditor; (ii) to review the Company's internal controls; and (iii) to review, act and report to the Board of Directors with respect to the scope of audit procedures, accounting practices and internal accounting and financial controls of the Company. All members of the Audit Committee are independent as defined in Rule 4200 (a) (14) of the National Association of Securities Dealers listing standards.

Management is responsible for the Company's internal controls and the financial reporting process. The independent auditor is responsible for performing an audit of the Company's financial statements in accordance with the generally accepted auditing standards in the United States of America and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In this context, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2002 Annual Report on Form 10-K with the Company's management and its independent auditor.

The Audit Committee also has discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committee), as amended.

The Audit Committee has received the written disclosures and the letter from the independent auditor required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended, and has discussed with the independent auditor their independence. The Audit Committee has also considered whether the provision of the services described below under the captions Proposal No. 4 Ratification of Selection of Auditor, "Financial Information Systems Design and Implementation Fees" and "All Other Fees" is compatible with maintaining the independence of the independent auditor.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Commission.

AUDIT COMMITTEE

Rex C. Bean, Chairman
James J. Ellis
Richard W. Edelman

Merit Medical Systems, Inc.
Comparison of Five Year-Cumulative Total Returns
Performance Graph

Prepared by the Center for Research in Security Prices
Produced on 04/04/03 including data to 12/31/02



600
500
400
300
200
100
0
498.0
123.8
86.5
12/31/97
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02

L E G E N D

Symbol	Index Description	12/31/97	12/31/98	12/31/99	12/29/00	12/31/01	12/31/02
	MERIT MEDICAL SYSTEMS, INC.	100.0	106.0	116.0	90.0	373.6	498.0
	Nasdaq Stock Market (US Companies)	100.0	141.0	261.5	157.8	125.2	86.5
	Nasdaq Stocks (SIC 3840-3849 US Companies) Surgical, Medical, and Dental Instruments and Supplies	100.0	111.3	134.8	139.1	152.9	123.8

Notes:
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to 100.0 on 12/31/97.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth information as of April 3, 2003, with respect to the beneficial ownership of shares of the Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, by each director, by each director nominee, by each Named Officer and by all directors and executive officers as a group. Unless otherwise noted, each person named has sole voting and investment power with respect to the shares indicated. Percentages are based on 14,139,585 shares of Common Stock outstanding.

	Beneficial Ownership	
	Number of Shares	Percentage of Class
Principal Shareholders		
Fred P. Lampropoulos[1][2]	914,581	6.3
Merit Medical Systems, Inc., 1600 West Merit Parkway, South Jordan, Utah		
Barclays Global Investors[3]	807,870	5.7
45 Fremont Street San Francisco, CA 94105		
Officers and Directors		
Fred P. Lampropoulos (see above)		
Kent W. Stanger C.P.A.[1][2]	457,601	3.2
Rex C. Bean[2]	256,475	1.8
James J. Ellis[2]	83,063	°
Michael E. Stillabower M.D.[2]	61,563	°
Bryan R. Lampropoulos[1]	35,435	°
B. Leigh Weintraub[1][2]	22,732	°
Brian L. Ferrand[1][2]	19,304	°
Richard W. Edelman[2]	19,219	°
All officers and directors as a group (8 persons)	1,834,538	12.5

° Represents holdings of less than 1%

(1 The computations above include the following share amounts which are held in the Company's 401(k) Profit Sharing Plan on behalf of participants thereunder: Fred P. Lampropoulos 30,734 shares; Kent W. Stanger 26,566 shares; Bryan R. Lampropoulos 12,558 shares; B. Leigh Weintraub 3,853 shares; Brian L. Ferrand 10,867 shares; and all executive officers and directors as a group, 72,078 shares.

(2) The computations above include the following share amounts which are subject to options exercisable within 60 days of April 3, 2003, none of which have been exercised: Fred P. Lampropoulos 265,313 shares; Kent W. Stanger 118,516 shares; Rex C. Bean 60,782 shares; James J. Ellis 47,500 shares; Michael E. Stillabower M.D. 49,063 shares; B. Leigh Weintraub 14,830 shares; Brian L. Ferrand 8,437 shares; Richard W. Edelman 9,219 shares; and all executive officers and directors as a group, 573,660 shares.

(3) Based on a Schedule 13D dated February 12, 2003, as filed with the Commission.

PROPOSAL NO. 2 — AMENDMENT OF ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

The Board of Directors has proposed to amend the Articles of Incorporation of the Company for the purpose of increasing the number of authorized shares of Common Stock from 20 million shares to 50 million shares (the "Articles Amendment"). A copy of the proposed Articles Amendment is attached hereto as Appendix A. If the Articles Amendment is approved at the Annual Meeting, the Company intends to promptly sign the Articles Amendment and file the same with the Utah Division of Corporations and Commercial Code.

The Board of Directors recommends that shareholders vote FOR the Articles Amendment.

Effect and Purpose of Proposed Articles Amendment

The effect of the proposed Articles Amendment is to increase the number of shares of Common Stock the Company is authorized to issue to 50 million shares. Under the Articles of Incorporation, the Company is presently authorized to issue 20 million shares of Common Stock and 5 million shares of preferred stock, no par value (the "Preferred Stock"). Of the authorized shares of Common Stock, 14,139,585 were issued and outstanding as of April 3, 2003. An additional 2.9 million shares are subject to outstanding options or warrants or are reserved for the grant of future awards pursuant to the Merit Medical Systems, Inc. 1999 Omnibus Stock Incentive Plan and the Merit Medical Systems, Inc. Long-term Incentive Stock Option Plan. None of the authorized shares of Preferred Stock are issued, outstanding or subject to any outstanding options or warrants or reserved for any specific purpose, except that 1,000,000 shares of Preferred Stock are designated as Series A Junior Participating Preferred Stock and are reserved for issuance pursuant to a Rights Agreement dated August 27, 1997, between the Company and Zions First National Bank.

The Board of Directors has approved the Articles Amendment, and is recommending it for approval by the shareholders, because the Board of Directors is concerned that the number of shares of Common Stock currently available for issuance may prove insufficient for acquisition, stock split and other opportunities that may arise during the next few years. The Company has effected a 5:4 forward stock split twice during the past few years. In addition, the Company has used shares of Common Stock to acquire other businesses or their assets and has used options on shares of Common Stock to provide incentive compensation to the Company's directors, officers, employees and other service providers. The Board of Directors believes that these past issuances of Common Stock have benefited the shareholders of the Company by permitting the Company to continue to expand its operations and attract talented service providers. The Board of Directors anticipates that, in the next few years, the Company may effect additional forward stock splits, acquire additional businesses or assets, or grant incentive awards to service providers of the Company. The Board of Directors may also determine to use additional authorized shares of Common Stock for other purposes, such as raising capital. The purpose of the Articles Amendment is to ensure that a sufficient number of shares of Common Stock are available for the above described, and other possible, transactions during the next few years.

Effect of Future Issuances of Common Stock

The authorized number of shares of Common Stock represents the maximum number of shares of Common Stock that the Board of Directors can issue without obtaining shareholder approval to amend the Articles of Incorporation to increase such number. If the Articles Amendment is approved, the number of additional shares of Common Stock available for issuance by the Board of Directors without further shareholder approval will increase from approximately 3 million shares to approximately 33 million shares (taking into account all shares issued, outstanding or reserved for issuance). Each time additional shares of Common Stock are issued, the voting rights, dividend rights and other rights of each previously issued share of Common Stock are reduced proportionately. If the Articles Amendment is approved, the current holders of the Common Stock may experience dilution as additional shares of Common Stock are issued in the future.

PROPOSAL NO. 3 — AMENDMENT TO THE MERIT MEDICAL SYSTEMS, INC. 1999 OMNIBUS STOCK INCENTIVE PLAN

The Board of Directors has adopted an amendment (the "Plan Amendment") to the Merit Medical Systems, Inc. 1999 Omnibus Stock Incentive Plan (the "Incentive Plan"), to increase the number of shares available under the Incentive Plan from 2,500,000 shares of Common Stock to 4,500,000 shares of Common Stock. The Plan Amendment effects no other changes to the Incentive Plan. If the Plan Amendment is not approved, the Incentive Plan will remain in effect in its present form. The terms of the Incentive Plan are summarized below. Capitalized terms used herein will, unless otherwise defined, have the meanings assigned to them in the text of the Incentive Plan.

The Board of Directors recommends that shareholders vote FOR the Plan Amendment.

General

The Incentive Plan is intended to promote the interests of the Company and its shareholders by providing directors, officers, employees and others who are expected to contribute to the success of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and to acquire a proprietary interest in the long-term success of the Company thereby aligning their interest more closely to the interests of the shareholders. Persons eligible for grants under the Incentive Plan include 6 directors, approximately 1,100 officers and employees that are not directors and an indeterminable number of consultants and others who may contribute to the long-term success of the Company.

The Incentive Plan is intended to comply with the requirements of Rule 16b-3 ("Rule 16b-3") promulgated under the Exchange Act. In addition, the Incentive Plan is intended to provide performance-based compensation so as to be eligible for an exemption from the deduction limitations contained in Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). Section 162(m) denies a deduction by an employer for certain compensation in excess of $1 million per year paid by a publicly traded corporation to persons who would qualify as the "Named Officers" of the Company in any given year. Certain compensation, including compensation based on the attainment of performance goals, is excluded from this deduction limit if certain requirements are met. Among the requirements for compensation to qualify for this exception is that the material terms pursuant to which the compensation is to paid be disclosed to and approved by the shareholders in a separate vote prior to the payment. Accordingly, if the Plan Amendment is approved by shareholders and the other conditions of Section 162(m) relating to performance-based compensation are satisfied, compensation paid to persons that would qualify as Named Officers pursuant to the Incentive Plan will not be subject to the deduction limit of Section 162(m).

Summary of Terms

The Incentive Plan presently authorizes an aggregate of 2,500,000 shares of Common Stock that may be subject to awards, subject to adjustment as described below. If the Plan Amendment is approved, the number of shares of Common Stock authorized for awards under the Incentive Plan will increase to 4,500,000 shares. As of April 3, 2003, there were only 334,153 shares of Common Stock available for issuance upon the exercise of awards granted under the Incentive Plan.

Shares issued pursuant to the Incentive Plan may be authorized and unissued shares, treasury shares or shares acquired by the Company for purposes of the Incentive Plan. Generally, shares subject to an award that remain unissued upon expiration or cancellation of the award will be available for other awards under the Incentive Plan. The total number of shares of Common Stock subject to awards (including awards paid in cash but denominated in shares of Common Stock) granted to any participant in the Incentive Plan during any taxable year of the Company may not exceed 200,000. In the event that the Executive Compensation Committee of the Board of Directors (the "Committee") determines that any dividend or other distribution, stock split, recapitalization, reorganization, merger or other similar corporate transaction or event affects the Common Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the Incentive Plan, then the Committee will make such equitable changes or adjustments as it deems necessary to the aggregate number of shares available under the Incentive Plan, the limit on individual awards, the number of shares subject to each outstanding award, and the exercise price of each outstanding option or stock appreciation right.

Awards under the Incentive Plan may be made in the form of (i) stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, (ii) options other than incentive stock options ("non-qualified stock options"), (iii) stock appreciation rights, (iv) restricted stock, (v) phantom bonuses. Awards may be granted to such directors, officers, employees and others expected to contribute to the long-term success of the Company and its subsidiaries as the Committee shall, in its discretion, select.

The Incentive Plan is administered by the Committee, which is, at all times, required to consist of two or more persons each of whom is an "outside director" within the meaning of Section 162(m) and a non-employee director within the meaning of Rule 16b-3. The Committee is authorized, among other things, to construe, interpret and implement the provisions of the Incentive Plan, to select the persons to whom awards will be granted, to determine the terms and conditions of such awards and to make all other determinations deemed necessary or advisable for the administration of the Incentive Plan.

Awards Under the Incentive Plan

Stock Options. Unless the Committee expressly provides otherwise, an option granted under the Incentive Plan will not be exercisable prior to one year after the date of grant and will become exercisable as to 20% of the shares subject thereto on each of the first through fifth anniversaries of the grant. The Committee determines each option's expiration date; provided, however, that no incentive stock opinion may be exercised more than ten years after the date of grant. The purchase price per share payable upon the exercise of an option (the "option exercise price") is to be established by the Committee, but may be no less than the fair market value of a share of Common Stock on the date of grant. The option exercise price is payable (i) in cash, by certified check, bank cashier's check or wire transfer, (ii) by delivering instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the full amount of the Purchase Price, (iii) by delivering shares of Common Stock owned by the participant with appropriate stock powers, (iv) by electing to have the Company retain shares of Common Stock which would otherwise be issued on the exercise of the Option, (v) any combination of the foregoing forms or (vi) by such other payment method as the Committee may prescribe.

Stock Appreciation Rights. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the Incentive Plan. A stock appreciation right granted independently of any option will be subject to the same vesting rules as described above for options. A stock appreciation right granted in tandem with any stock options will be exercisable only when and to the extent the option to which it relates is exercisable. The grantee of a stock appreciation right has the right to surrender the stock appreciation right and receive from the Company, in cash, an amount equal to the excess of the fair market value of a share of Common Stock over the exercise price of the stock appreciation right for each share of Common Stock in respect of which such stock appreciation right is being exercised.

Restricted Stock. The Committee may grant restricted shares of Common Stock to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance goals) as the Committee determines in its discretion. Awards of Restricted Stock granted to executive officers of the Company must be contingent on the attainment by the Company or a subsidiary of the Company, if applicable of one or more pre-established performance goals (the "Performance Goals") established by the Committee. The Performance Goals may be based on the attainment by the Company (and/or its subsidiaries, if applicable) of any one or more of the following criteria: (i) a specified percentage return on total stockholder equity of the Company; (ii) a specified percentage increase in earnings per share of Common Stock from continuing operations of Common Stock; (iii) a specified percentage increase in net income of the Company; and (iv) a specified percentage increase in profit before taxation of the Company.

Phantom Stock. The Committee may grant shares of phantom stock to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance goals) as the Committee shall determine in its discretion. If the requirements specified by the Committee are met, the grantee of such an award will receive a cash payment equal to the fair market value of a number of shares of Common Stock equal to the number of shares of phantom stock covered by the award plus the dividends that would have been paid on such shares had they actually been outstanding shares of Common Stock following the grant date. Awards of phantom stock granted to executive officers of the Company must be contingent on the attainment by the Company or a subsidiary of the Company, if applicable, of any one or more of the Performance Goals noted above.

Stock Bonus. The Committee may grant bonuses comprised of shares of Common Stock free of restrictions to such persons, in such amounts, as the Committee shall determine in its discretion. No Executive Officer is eligible to receive a Stock Bonus under the Incentive Plan unless a prior determination of eligibility is made by the Committee.

The Board may suspend, discontinue, revise, terminate or amend the Incentive Plan at any time; provided, however, that shareholder approval must be obtained if and to the extent that the Board deems it appropriate to satisfy Section 162(m). In the event of a Change in Control, all outstanding awards will become fully vested and/or immediately exercisable.

Plan Benefits

Inasmuch as awards under the Incentive Plan will be granted at the sole discretion of the Committee and performance goal criteria may vary from year to year and from participant to participant, the Company cannot now determine the exact number of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, phantom stock and stock bonuses to be granted in the future to each of the Named Officers, to all current executive officers as a group, to all non-executive officer directors as a group or to all non-executive officer employees as a group. See "Officer Compensation-Options Granted in Last Fiscal Year" above for the number of options granted under the Incentive Plan to the Named Officers in the year ended December 31, 2002. During the year ended December 2002, options to purchase 30,000 shares of Common Stock were granted to all current officers as a group.

Equity Compensation Plan Information

Set forth below is certain information about the number of shares of Common Stock subject to options, warrants and other rights granted, or that may be granted, under the Company's compensation plans as of December 31, 2002.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,071,070	$7.04	1,165,755
Equity compensation plans not approved by security holders	242,908	$3.90	0
Total	2,313,978	$5.86	1,165,755

(1) On February 6, 2003, the Company granted 499,755 options, reducing the number of options available under the Incentive Plan to 334,153.
(2) Includes 331,847 shares available to be issued under the Company's Employee Stock Purchase Plans.
(3) On January 13, 2003, all warrants were exercised and 242,908 shares of Common Stock were issued.

PROPOSAL NO. 4 — RATIFICATION OF SELECTION OF AUDITOR

The Audit Committee has recommended, and the Board of Directors has selected, the firm of Deloitte & Touche LLP, independent certified public accountants, to audit the financial statements of the Company for the fiscal year ending December 31, 2003, subject to ratification by the Company's shareholders. Deloitte & Touche LLP has acted as independent auditor for the Company since 1987. The Board of Directors anticipates that one or more representatives of Deloitte & Touch LLP will be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Board of Directors recommends that shareholders vote FOR ratification of the appointment of Deloitte & Touche as the Company's independent auditor.

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") for professional services rendered for the audit of the Company's annual financial statements for the year ended December 31, 2002, and for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q for that fiscal year were approximately $125,000.

Financial Information Systems Design and Implementation Fees

There were no services provided by Deloitte for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2002.

All Other Fees

The aggregate fees billed by Deloitte for all other non-audit services, for the fiscal year ended December 31, 2002, were approximately $96,000.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence and has concluded that it is compatible.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors knows of no other matters to be presented for action at the Annual Meeting. If, however, any further business should properly come before the Annual Meeting, the persons named as proxies in the accompanying form will vote on such business in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

In order to be included in the proxy statement and form of proxy relating to the Company's annual meeting of shareholders to be held in 2004, proposals which shareholders intend to present at the Annual Meeting of Shareholders to be held in calendar year 2004 must be received by Kent W. Stanger, Chief Financial Officer, Secretary and Treasurer of the Company, at the Company's executive offices (1600 West Merit Parkway, South Jordan, Utah 84095) no later than December 31, 2003. Pursuant to rules adopted by the Commission, if a shareholder intends to propose any matter for a vote at the Company's annual meeting of shareholders to be held in the 2004 calendar year, but fails to notify the Company of such intention prior to March 15, 2004, then a proxy solicited by the Board of Directors may be voted on such matter in the discretion of the proxy holder, without discussion of the matter in the proxy statement soliciting such proxy and without such matter appearing as a separate item on the proxy card.

ADDITIONAL INFORMATION

The Company will provide without charge to any person from whom a proxy is solicited by the Board of Directors, upon the written request of such person, a copy of the Company's 2002 Annual Report on Form 10-K, including the financial statements and schedules thereto (as well as exhibits thereto, if specifically requested), required to be filed with the Commission. Written requests for such information should be directed to Kent W. Stanger, Chief Financial Officer, Secretary and Treasurer of the Company, at the address on the first page hereof.

APPENDIX A

Form of Articles Amendment

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
MERIT MEDICAL SYSTEMS, INC.

May 22, 2003

In accordance with Section 16-10a-1006 of the Utah Revised Business Corporation Act (the "Act"), MERIT MEDICAL SYSTEMS, INC., a Utah corporation (the "Corporation"), hereby declares and certifies as follows:

1. The name of the Corporation is MERIT MEDICAL SYSTEMS, INC.

2. The first full paragraph of Article IV of the Articles of Incorporation of the Corporation shall be amended and replaced in its entirety as follows (the "Amendment"):

   The total number of shares of capital stock which the corporation shall have the authority to issue is fifty-five million (55,000,000), of which five million (5,000,000) shall be shares of preferred stock, no par value (hereinafter called "Preferred Stock") and fifty million (50,000,000) shall be shares of common stock, no par value (hereinafter called "Common Stock").

3. The Amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

4. The Amendment was adopted as of May 22, 2003 in accordance with the provisions of the Act.

5. The designation, number of outstanding shares, number of votes entitled to be cast, number of shares indisputably representing at the meeting at which the Amendment was considered, and the total number of votes cast for, and against, the Amendment by the sole voting group entitled to vote on the Amendment were as follows:

Designation, Number of Outstanding Shares and Number of Votes Entitled to be Cast by Sole Voting Group Entitled to Vote on the Amendment	Number of Votes Indisputably Represented at the Meeting	Number of Votes Cast For the Amendment	Number of Votes Cast Against the Amendment or Abstaining From Voting
[___] shares of Common Stock	[____]	[____]	[____]

The number of votes cast for the Amendment was sufficient for approval.

IN WITNESS WHEREOF, these Articles of Amendment have been executed by the Corporation as of the date first written above.

MERIT MEDICAL SYSTEMS, INC.,
a Utah corporation

By: /ss:/Kent W. Stanger
Its: Chief Financial Officer

MAILING ADDRESS

If, upon completion of filing of the above Articles of Amendment, the Utah Division of Corporations and Commercial Code elects to send a copy of the Articles of Amendment to the Corporation by mail, the address to which the copy should be mailed is:

Merit Medical Systems, Inc.
Attn: Kent W. Stanger
1600 Merit Parkway
South Jordan, Utah 84095